FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-255934-01

FREE WRITING PROSPECTUS, DATED JANUARY 11, 2022

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-255934) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, BMO Capital Markets Corp., KeyBanc Capital Markets Inc., Deutsche Bank Securities Inc. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-864-7760.

The information in this file (the “File”) does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued.  This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates.  Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

DRAFT	1/11/2022

111 River Street – Due Diligence Questions

A. Ground Lease and PILOT

Below is an excerpt from the Ground Lease abstract. Note that the PILOT agreement is contained within the ground lease itself.

1.	Summary of Basic Rent
a.	for the second and third Lease Years, the Basic Rental would be at the annual rate $1,404,000.00;

b.	for the fourth through and including the eighth Lease Years, the Basic Rental would be at the annual rate of $1,430,491.00;

c.	for the ninth through and including the thirteenth Lease Years, the Basic Rental would be at the annual rate of $1,456,981.00;

d.	for the fourteenth through and including the eighteenth Lease Years, the Basic Rental would be at the annual rate of $1,483,472.00;

e.	for the nineteenth through and including the twenty-third Lease Years, the Basic Rental would be at the annual rate of $1,509,962.00;

f.	for the twenty-fourth through and including the twenty-eighth Lease Years, the Basic Rental would be at the annual rate of $1,536,453.00;

g.	for the twenty-ninth through and including the thirty-third Lease Years, the Basic Rental would be at the annual rate of $1,562,943.00;

h.	for the thirty-fourth through and including the fifty-third Lease Years, the Basic Rental would be at the annual rate of $1,589,434.00;

i.	for the fifty-fourth through and including the sixty-third Lease Years, the Basic Rental would be at the annual rate of $1,631,819.00;

j.	for the sixty-fourth through and including the seventy-third Lease Years, the Basic Rental would be at the annual rate of $1,684,800.00;

k.	for the seventy-fourth through and including the eighty-third Lease Years, the Basic Rental would be at the annual rate of $1,737,781.00;

l.	for the eighty-fourth through and including the ninety-third Lease Years, the Basic Rental would be at the annual rate of $1,785,464.00; and for the ninety-fourth through and including the ninety-eighth Lease Years, the Basic Rental would be at the annual rate of $1,838,445.00.

2.	Summary of Additional Rent

a.	Additional Rental. The City or the Port Authority may cure events of defaults of Lessee under the Lease and add such costs as Additional Rental payable by Lessee. (Section 16.1; Section 16.2)

b.	Percentage Rental. Lessee must pay to the Port Authority a Percentage Rental in an amount equal to 1% of Lessee’s Gross Revenues; provided, however, that the Percentage Rental for any payment period will only be payable to the extent that of Lessee’s “Net Available Cash Flow” for such period. “Net Available Cash Flow” means the excess, if any, of Lessee’s Gross Revenues for such period over the aggregate for such period of (a) Operating Expenses, (b) debt service under any Leasehold Mortgages, (c) Leasehold Mortgage escrows, and (d) the interest component of preferred returns on equity invested by members or other principals of the Lessee, but only where such interest component is market driven and payable to parties unrelated to Steven J. Pozycki or SJP Properties Company. (Section 5.3)

c.	Annual PILOT Rental. Lessee must pay Annual Pilot Rental to the City, which means the product obtained by multiplying the Applicable PILOT Rate (beginning at $2 subject to yearly escalations of 2.75% compounded annually for a period of 20 years) by the greater of: (i) 468,000 Development Square Feet and (ii) the actual number of Development Square Feet that will be contained in the Building upon its completion. (Section 5.1.2)

DRAFT	1/11/2022

Following the abovementioned 20-year period: (i) the Annual Pilot Rental will increase annually; (ii) the Applicable PILOT Rate for any year commencing on the first day following the 20 year period will be the Applicable PILOT Rate for the year immediately preceding the Current Year increased by the greater of (a) 2% and (b) the percentage increase (calculated to 4 decimal places) in the Tax Rate for the Current Year over the Tax Rate for the year immediately preceding the Current Year; and (iii) the Annual PILOT Rental for the Current Year will be the product of the Applicable Pilot Rate for such year (as so increased) and the applicable number of Development Square Feet. (Section 5.1.3)

During the last month of the 20-year period, the Lessee may elect, by giving notice to the City and the Port Authority at any time during such month, to cease paying the Annual Pilot Rental and instead to have the Premises placed on the municipal tax rolls and pay Taxes in lieu thereof. If the Lessee makes such election, the City will cause the Premises to be placed on the tax rolls, effective as of the first day following the 241st month after the Pilot Escalation Commencement Date. Thereafter, the Lessee’s obligation to pay Annual Pilot Rental will cease on that date and the Lessee will be obligated to pay Taxes. (Section 5.1.5)

Lessee has the right at any time during the term of the Lease to elect, via notice to the City, to have the Premises become subject to the payment of Taxes, effective on the date that is one year after the effective date of such notice, or on such later date as may be set forth in such notice. Thereafter, the Lessee will have no obligation to pay the Annual PILOT Rental. (Section 5.1.7)

If at any time during the term of the Lease the Port Authority intends to sell, convey, transfer, or assign all or any of its interest in the Premises, the Port Authority must provide the City at least 13 months’ notice of the closing of the same. The City then must, within 30 days of such notice, determine whether the Premises will become subject to the payment of Taxes and notify the Lessee if the City determines that the Premises will become subject to the payment of Taxes. Failure by the City to Notify the Lessee within such 30-day period will result in the Premises not being subject to the payment of Taxes as a result of the Port Authority’s sale, conveyance, transfer, or assignment. From and after the effective date on which the obligation to pay Taxes on the Premises commences pursuant to Section 5.1.8, the Lessee will be relieved of any and all obligations to make payments of Annual Pilot Rental. (Section 5.1.8)

d.	O&M Rental. Lessee to make payments of O & M Rental (which is for certain operations and maintenance of the City Waterfront Operation and Maintenance Area) to the O & M Board (which consists of one representative of the City, one of the Lessee, and one of the Port Authority) per annum in an amount initially equal to the product obtained by multiplying $0.35 by 936,000 Development Square Feet, such amount subject to be adjusted over the term of the Lease. (Section 5.4)

3.	Ground Rent Reserve

Monthly collection - $165,765, which is 1/12 of the UW amount.

DRAFT	1/11/2022

B. Model Extracts for Underwritten Ground Rent and RE Taxes

Below are model extracts showing how underwritten ground rent and real estate taxes were derived, which are based on numerous assumptions that may not be accurate and which are not an indicator or guaranty of future performance.

10 Yr Ground Rent Schedule

	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026	Year 6 2027	Year 7 2028	Year 8 2029	Year 9 2030	Year 10 2031
Base Rent	$1,509,962	$1,516,585	$1,536,453	$1,536,453	$1,536,453	$1,536,453	$1,543,076	$1,562,943	$1,562,943	$1,562,943
O&M Payment	$253,862	$258,939	$264,118	$269,400	$274,788	$280,284	$285,890	$291,608	$297,440	$303,389
% Rent	$225,135	$225,135	$225,135	$225,135	$225,135	$225,135	$225,135	$225,135	$225,135	$225,135
BMO UW Ground Lease	$1,988,959	$2,000,659	$2,025,706	$2,030,988	$2,036,376	$2,041,872	$2,054,100	$2,079,685	$2,085,518	$2,091,466

Notes:

1.     Base Rent is fixed per terms of the Ground Lease.

2.     O&M Payment funds costs to maintain the waterfront plaza. Maintenance is contracted out by the Port Authority. The payment increases each January by CPI, assumed to be 2%

3.     Percentage Rent is 1% of Gross Revenues, adjusted for PILOT. The above amount is based on the underwritten As-ls BMO CF

GR change	$1,502,800 $7,162	$1,509,300 $7,285	$1,528,800 $7,653	$1,528,800 $7,653	$1,528,800 $7,653	$1,528,800 $7,653	$1,528,800 $14,276	$1,528,800 $34,143	$1,528,800 $34,143	$1,528,800 $34,143

O&M change	$253,862	$259,471	$263,363	$267,314	$271,324	$275,394	$279,524	$283,717	$287,973	$292,293
	$0	-$532	$755	$2,086	$3,464	$4,890	$6,366	$7,891	$9,467	$11,096

Real Estate Tax Rate/Projected Increase	Article 5 of Ground Lease
Tenant pays the City an Annual PILOT Rental The Initial PILOT Rate was $2.00 PSF. The PILOT Rate is calculated over the greater of 468,000 SF and the actual number of Developed Square Footage
The PILOT Rate shall be increased by 2.75%, compounded annually. Changes every 5 years during initial 20 year period
Tax Rate is the ad valorem real property tax rate set by the Hudson County Board of Taxation

	2015 General Tax Rate	2016 General Tax Rate	2017 General Tax Rate	2018 General Tax Rate	2019 General Tax Rate	2020 General Tax Rate
Tax Rate	1.4970%	1.5510%	1.5920%	1.5800%	1.5990%	1.6110%
% Increase	—	3.61%	2.64%	-0.75%	1.20%	0.75%
		avg Increase	1.49%

ASSUMPTIONS/FACTORS
PILOT Rate	$2.00		Quarterly PILOT Payments in 2021	$351,515
Increase	2.75%	Yrs 1-20	Annual	$1,406,058
Increase	2.00%	Yrs 21 +
Building Area	468,000
SID % Increase	1.0%
NRA	557,714

ANNUAL PILOT RATE	Yr1	Yr 2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10	Yr11	Yr12	4/2015 Yr13	4/2016 Yr14	4/2017 Yr15	4/2018	4/2019 Yr17	4/2020 Yr18	4/2021 Yr19	PE 4/2022 Yr20	2022	2023
																Yr16					Yr21	Yr22
PSF - Applicable	$2.00	$2.06	$2.11	$2.17	$2.23	$2.29	$2.35	$2.42	$2.48	$2.55	$2.62	$2.70	$2.77	$2.85	$2.92	$3.00	$3.09	$3.17	$3.26	$3.35	$3.42	$3.48
PSF - Annual (1st 20 yrs)	$2.00	$2.00	$2.00	$2.00	$2.00	$2.29	$2.29	$2.29	$2.29	$2.29	$2.62	$2.62	$2.62	$2.62	$2.62	$3.00	$3.00	$3.00	$3.00	$3.00	$3.02
Base Amount - Applicable	$936,000	$961,740	$988,188	$1,015,363	$1,043,285	$1,071,976	$1,101,455	$1,131,745	$1,162,868	$1,194,847	$1,227,705	$1,261,467	$1,296,158	$1,331,802	$1,368,427	$1,406,058	$1,444,725	$1,484,455	$1,525,277	$1,567,222	$1,598,567	$1,630,538
Base Amount - Annual PMT	$936,000	$936,000	$936,000	$936,000	$936,000	$1,071,976	$1,071,976	$1,071,976	$1,071,976	$1,071,976	$1,227,705	$1,227,705	$1,227,705	$1,227,705	$1,227,705	$1,406,058	$1,406,058	$1,406,058	$1,406,058	$1,406,058	$1,415,418
																					$1,598,565.32	BMO CY 2022
SID - Hoboken Business Alliance																			$63,688	$64,168	$64,168	$64,810
																				0.8%
																		TOTAL PROFORMA TAXES			$64,171	$64,810
																				PFS	$0.12	$0.12

Starting May 2022:																					$1,662,738	BMO UW RET

DRAFT	1/11/2022

C. Certain Tenant Data

A/R Report

The A/R report as of 12.28.2021 showed the following balances –

Gregory Coffee - $111,471.30 – See Gregory response below.

Crunch Holdings LLC - $562,817.21 – See Crunch response below – The tenant has been current on rent subject to their lease amendment from 2020 and 2021 and the tenant paid full rent for the Month of January 2022.

TapMasters Hoboken LLC - $599,377.82 – Related to prior lessee. According to borrower, it is expected that TapMasters will assign the lease to a new operator who will then extend the lease out to 2035 upon transfer of liquor license all occurring prior to loan closing.

Education Dynamic - $42,875. Related to a tenant change order that the seller decided to write-off and was mistakenly included.

Historical Rent Collection

All tenants current except for A/R report noted above.

Gregory’s Lease Amendment

According to borrower, tenant cleared its overdue rent with the seller and is expected to commence paying current rent starting for the month of January 2022. As of 12.28.2021, the outstanding balance for the tenant was $111,471.30.

Crunch Lease Amendment

Crunch Rent Deferment dated 7/8/20:

1.	Deferred Rent for April May June 2020 totals $240,673.83
2.	Deferred Rent Repayment plan commencing 1/1/21 is $20,056.51 (Deferred Rent Monthly Installments).
3.	Deferred rent payment under #2 above ($20,056.51 per month) will be waived for the months of September, October, November, and December 2021 provided
a.)	Tenant has paid all amounts due under the lease (Rent and Additional Rent) for the period from July 1, 2020 thru August 31, 2021.

b.)	Tenant has paid deferred rent installments during the period from January 1, 2021 thru August 31, 2021.

c.)	Tenant is not in default.

Crunch First Amendment dated 8/26/21

1.	Arrears - As of Dec 31, 2020, tenant’s account was in arrears by $332,295.42 (Rent, Additional Rent, Utilities)
2.	Rent Credit - landlord agreed to provide a one-time credit of $261,023.91 to be applied in equal monthly installments of $21,751.99 against Fixed Annual Rent due and payable under the Lease for 2021 on a monthly basis.
3.	Partial Rent Deferral – From January 1, 2021 thru December 31, 2021 rent shall be deferred at $21,751.99 per month ($261,023.91 total) and repaid from April 1, 2022 thru August 31, 2027 at $9,128 per month.
4.	TOTAL Deferral and Arrearages = $593,319.33 as of on or about 8/26/21

DRAFT	1/11/2022

a.	NOTE: Total Deferral and Arrearages as of 12/31/21 is $562,817.21 demonstrating that they have paid this balance down by approximately $30k.

J Wiley Rent Schedule

Current - $37.50PSF / $10,888,238 annual

Next rent bump: April 2023 $41.50PSF / $12,049,650

Following rent bump: April 2028: $45.50PSF / $13,211,062

D. Preferred Equity EODs

(a)       the failure of Preferred Member to have received the full amount due to it pursuant to Section 8.4(b) on or prior to the Mandatory Redemption Date;

(b)       to the extent there is available sufficient Distributable Cash, the failure of the Company to pay any monthly installment of the Preferred Current Return, or any accrued but unpaid Preferred Current Return from prior periods (if any), within five (5) days following the date same is due and payable;

(c)       to the extent there is available sufficient Distributable Cash, the failure of the Company to pay to Preferred Member any sum other than the Preferred Return within fifteen (15) days following notice from Preferred Member that the same is due and payable;

(d)       Manager, Sponsor Member and/or the Company is in default of any obligation under this Agreement or any other Definitive Document not otherwise set forth in this Section 8.27, for ten (10) days after notice to Sponsor Member from Preferred Member, in the case of any default which can be cured by the payment of a sum of money, or for thirty (30) days after notice from Preferred Member in the case of any other default; provided, however, that if such non-monetary default is susceptible of cure but cannot reasonably be cured within such thirty (30) day period and provided further that Sponsor Member shall have commenced to cure such default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such time as is reasonably necessary for Sponsor Member in the exercise of due diligence to cure such default, such additional period not to exceed ninety (90) days;

(e)       a Cause Event or default occurs under the TIC JV or an event of default (monetary or otherwise) by the Company, any Subsidiary, TIC Owner or any Guarantor under the Property Owner Operating Agreement, TIC Owner Operating Agreement, TIC JV and/or any Mortgage Loan Document, provided, however, that the foregoing shall not constitute an Event of Default hereunder if Sponsor Member cures any such default within the time allotted by any applicable cure period or Preferred Member cures such default and Sponsor Member fully indemnifies and reimburses Preferred Member for all losses, fines, penalties, liabilities, costs and expenses incurred by Preferred Member in connection with such cure within such applicable cure period;

(f)        any Transfer by Sponsor Member in violation of the terms hereof;

(g)       Manager, the Company, Sponsor Member, any Subsidiary, TIC JV, TIC Owner or any Guarantor shall (i) initiate proceedings of any nature under the Bankruptcy Code, or any similar state or federal law for the relief of debtors, (ii) make a general assignment for the benefit of creditors, (iii) have initiated against it a proceeding under any section or chapter of the Bankruptcy Code, or any similar federal or state law for the relief of debtors, which proceeding is not promptly and diligently contested by such party and/or which in any event is not dismissed or discharged within a period of ninety (90) days after the filing thereof, (iv) admit in writing its inability to pay its debts as they mature or to perform its obligations under this Agreement, (v) be the subject of an attachment or execution or other judicial seizure of all or any substantial part of its assets or of its Interest or any part thereof, which is not promptly and diligently contested by such party and/or which in any event remains undismissed or undischarged for a period of ninety (90) days after levy thereof;

DRAFT	1/11/2022

(h)        if any Taxes are not paid by the Company or any of its Subsidiaries, or with respect to the Property, when due and payable and such failure continues for ten (10) days after written notice thereof from Preferred Member to the Company and the Guarantors;

(i)         if any representation or warranty made by the Company, any Subsidiary, Sponsor Member, Manager or any Guarantor herein, in any other Definitive Document or in any report, certificate, financial statement or other instrument, agreement or document furnished to Preferred Member shall have been false or misleading in any material respect as of the date such representation or warranty was made; provided that to the extent the same is curable and such representation or warranty was not material to Preferred Member’s decision to make its preferred equity investment, an Event of Default shall exist only if Sponsor Member does not cure such matter within five (5) days following its discovery of same such that such representation or warranty is no longer false or misleading in any material respect;

(j)          if the Company or any Subsidiary fails in any material respects to comply with the provisions of Section 1.8 (other than an unintentional non-material breach and such unintentional non-material breach is not reasonably expected to result in a subsequent consolidation of the Company or any Subsidiary with any other Entity);

(k)        if any Guarantor has committed or engaged in any of the following acts, activities or events:

(i)        fraud perpetrated in connection with the Property, the Company or under or in connection with this Agreement;

(ii)       gross negligence, willful misconduct relating to the Company, any Subsidiary, Manager and/or the Property; or

(iii)      misappropriation of funds relating to the Company, any Subsidiary and/or the Property;

(l)         if the Company, any Subsidiary, any Guarantor, Manager or any Member (other than Preferred Member) takes, permits or causes any Major Decision without receiving the required approval of Preferred Member hereunder;

(m)       if the Company, any Subsidiary, any Guarantor, Manager or any Member (other than Preferred Member) takes, permits or causes any Material Action without the consent of Preferred Member;

(n)        if one or more judgments, decrees or orders for the payment of money is rendered against any of the Company, any Subsidiary, Sponsor Member and/or Manager in an amount in excess of $500,000 with respect to Sponsor Member and/or Manager (no such minimum amount being applicable to the Company or any Subsidiary), and such judgments, decrees or orders continue unsatisfied and in effect for a period of thirty (30) consecutive days following notice of such judgment, decree or order without being vacated, discharged, satisfied, stayed or bonded pending appeal;

(o)        if the Property becomes subject (i) to any Lien other than a Permitted Encumbrance, or (ii) to any mechanic’s, materialman’s or other Lien that is or is asserted to be superior to the lien of the Mortgage Loan Documents, and such Lien shall remain undischarged (by payment, bonding, or otherwise) for thirty (30) days following Sponsor Member’s obtaining knowledge of such Lien, unless contested in accordance with the terms of the Mortgage Loan Documents;

(p)        if any Guarantor or any Member (other than Preferred Member) is convicted of a felony involving a crime of moral turpitude, fraud or embezzlement;

(q)        the death or incapacity of any Key Principal, provided, however, that if such Key Principal is replaced with a Replacement Principal within one hundred twenty (120) days after such death or incapacity, then such death or incapacity shall not constitute an Event of Default under this Section 8.27(r);

DRAFT	1/11/2022

(r)         the occurrence of a default by Property Owner and/or TIC Owner under any Ground Lease Document or the Wiley Lease beyond any applicable notice and cure periods;

(s)        if Sponsor Member is Manager and Manager resigns in violation of this Agreement; or

(t)         if a default shall occur under the TIC Agreement or Section 8.24 hereof beyond any applicable notice and cure periods.

E. Miscellaneous

Operating Agreement

SJP entity is responsible for day-to-day operations of the property. DW entity does not have the right to remove SJP as member for its performance.

Stacking Plan

[To follow]

Insurance Summary

[To follow]